Ms. Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

September 17, 2018

Re:	Building Bits Properties I, LLC
Offering Statement on Form 1-A
Filed September 7, 2018
File No. 024-10839

Dear Ms. Gupta Barros:

On behalf of Building Bits Properties I, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 10 a.m., Eastern Time, on Wednesday, September 19, 2018, or as soon thereafter as is practicable.

Sincerely,

Building Bits Properties I, LLC

/s/ Alexander Aginsky

Alexander Aginsky, Chief Executive Officer, BuildingBits Asset Management, LLC its Manager

Cc: Andrew D. Stephenson

CrowdCheck Law, LLP